Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

May 1, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	John Coleman
Craig Arakawa

Re:	American Battery Technology Company Form 10-K for the Fiscal Year Ended June 30, 2023 Filed September 28, 2023 File No. 001-41811

Dear Messrs. Coleman and Arakawa:

Set forth below are the responses of American Battery Technology Company (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2024 regarding the above-referenced Annual Report on Form 10-K (the “Form 10-K”). For your convenience, the Company has set forth below each Staff comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2023

Item 2. Properties

Tonopah Flats Lithium Exploration Project, page 18

1.	We understand that you maintain that your mineral property is not material, however we do not concur with your assessment. Item 1301(c) of Regulation S-K requires all stages of mineral properties, including exploration stage properties, to be considered when assessing mineral property materiality.

Please confirm that you will revise subsequent annual filings to include all of the required disclosures under Item 1304 of Regulation S-K, including the information requested under comments 1 to 3.

If you continue to maintain that your mineral property is not material please provide additional qualitative and/or quantitative information that supports your assertion.

The Company acknowledges the Staff’s comment and will revise subsequent annual filings to include all of the required disclosures under Item 1304 of Regulation S-K, including the information requested under comments 1 to 3, with respect to the Tonopah Flats Lithium Exploration Project.

Location	Mailing Address	Contact
555 17th Street, Suite 3200	P.O. Box 8749	p: 303.295.8000│f: 303.295.8261
Denver, CO 80202-3921	Denver, CO 80201-8749	www.hollandhart.com

Holland & Hart LLP Anchorage Aspen Billings Boise Boulder Cheyenne Denver Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

United States Securities and Exchange Commission Page 2

Please contact me ((303) 290-1086) or Bret Meich ((775) 561-0454), the Company’s General Counsel, if you should have any questions regarding the responses contained herein.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler Partner of Holland & Hart llp

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